Exhibit 12.1

CareTrust REIT, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(dollars in thousands)

	Three Months Ended March 31,	Year Ended December 31,
	2017	2016	2015	2014(1)	2013(1)	2012(1)
Earnings:
Pre-tax net (loss) income	$10,281	$29,353	$10,034	$(8,143)	$(272)	$232
Add: Fixed charges	5,885	23,227	25,288	21,628	12,657	12,221

Earnings	$16,166	$52,580	$35,322	$13,485	$12,385	$12,453

Fixed charges:
Interest expensed and capitalized	$5,318	$20,634	$21,848	$20,019	$11,948	$11,502
Amortized premiums, discounts and capitalized expenses related to indebtedness	561	2,565	3,408	1,603	699	705
Estimate of interest within rental expense	6	28	32	6	10	14

Fixed charges	$5,885	$23,227	$25,288	$21,628	$12,657	$12,221
Preferred stock dividends(2)	—	—	—	—	—	—

Combined fixed charges and preferred stock dividends	$5,885	$23,227	$25,288	$21,628	$12,657	$12,221

Ratio of earnings to fixed charges(3)	2.75x	2.26x	1.40x	—	—	1.02x

Ratio of earnings to combined fixed charges and preferred stock dividends	2.75x	2.26x	1.40x	—	—	1.02x

(1)	The ratios for the years ended December 31, 2012 and 2013 are based on the historical financial information of Ensign Properties, the predecessor of CareTrust REIT, Inc. (the “Company”). The ratios for the year ended December 31, 2014 are based, in part, on the historical financial information of Ensign Properties prior to June 1, 2014, the effective date of the Spin-Off (as defined in the Registration Statement on Form S-3 filed herewith).
(2)	The Company (and Ensign Properties) did not have any preferred stock outstanding for the years ended December 31, 2012, 2013, 2014, 2015 or 2016, or for the three months ended March 31, 2017.
(3)	Earnings were insufficient to cover fixed charges by $272 and $8,143 for the years ended December 31, 2013 and 2014, respectively.